Exhibit (a)(5)(N)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
Press Release
Telemar Participações S.A. (“TmarPart”) hereby informs the public of the final result of the voluntary public tender offer to purchase preferred shares of its subsidiary Tele Norte Leste Participações S.A. (“Tele Norte Leste”), as follows:
(i)   More than 50% of Tele Norte Leste preferred shares were tendered pursuant to the tender offer, including preferred shares represented by American Depositary Shares (“ADSs”), but the number of shares tendered did not satisfy the two-thirds Minimum Condition (as such term is defined in the Amended Offer to Purchase dated September 21, 2007). As such, the tender offer is terminated and TmarPart will not accept for purchase any tendered preferred shares or ADSs at the Auction, which was scheduled for 1:15 p.m. on the present date (Brasília time).
(ii)   All Tele Norte Leste preferred shares (including preferred shares represented by ADSs) tendered pursuant to the tender offer will promptly be returned to the holders thereof. Holders of preferred shares (including preferred shares represented by ADSs) who tendered their shares pursuant to the tender offer will remain as the owners thereof.
(iii)   The content of this press release is being transmitted simultaneously to the investors Relations Officer of Tele Norte Leste S.A. for release to the shareholders of such company.
(iv)   This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities.
Rio de Janeiro, October 11, 2007
Fábio Schvartsman
Investors Relations Officer